

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2010

Vincent R. Volpe, Jr.
President and Chief Executive Officer
Dreser-Rand Group, Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re: Dresser-Rand Group, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 25, 2010**
> **File No. 001-32586**

Dear Mr. Volpe:

We have completed our review of the Form 10-K and related filings for Dresser-Rand Group, Inc. and have no further comments at this time. You may contact Geoffrey Kruczek at (202) 551-3641 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): Mark F. Mai, Esq.—Vice President, General Counsel and Secretary